[LETTERHEAD OF SANITEC CORPORATION]



                                       24 November 2004          Page 1 of 2
                                       Press release

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN OR INTO THE UNITED STATES OF AMERICA, CANADA, JAPAN, OR TO US PERSONS.

Lecico Closed Global Offering, Sanitec Sold Part of its Shareholding

Further to its announcement on 18 October 2004 that it intends to seek a listing on the London Stock Exchange plc, Lecico Egypt S.A.E. ("Lecico") completed a global offering of its shares and Global Depositary Receipts ("GDRs") on 23 November 2004 (the "Global Offering").

In addition to Lecico raising capital, a number of shareholders sold part of their shareholdings in the Global Offering.

Sanitec, an indirect shareholder of Lecico via a joint venture partnership Ceramic Holdings Middle East C.V. ("CHME"), also disposed of part of its indirect shareholdings, as CHME sold 2,241,143 Lecico shares and GDRs. These sales proceeds amounted to US dollars 34.7 million net of transaction fees. They will be distributed to Sanitec in the next few weeks, following the dissolution of CHME. This transaction will reduce Sanitec's direct and indirect shareholding in Lecico from 38.6% to 21.2%.

Sanitec intends to continue its current strategic relationship with Lecico in all areas, such as production co-operation and supply, unaffected by the reduction of its shareholding.

Lecico's Global Offering was structured by way of an international offering outside Egypt and a private placement in Egypt, in the form of Ordinary Shares and GDRs, to institutional investors. HSBC Bank plc was the sole global co-ordinator and the sole bookrunner of the Global Offering.

OVERVIEW OF LECICO

o Lecico is a leading producer of export-quality sanitary ware in the Middle East and one of the largest producers of tiles in Egypt and Lebanon;

o Lecico has a strategic relationship with Sanitec, including co-operation in the areas of production, management and training and the sale of its products to Sanitec under a purchase agreement; and

o Lecico has a significant presence in the United Kingdom and some other European markets.

SANITEC CORPORATION


SANITEC IS A EUROPEAN MULTI-BRAND GROUP THAT DESIGNS, MANUFACTURES AND MARKETS BATHROOM CERAMICS AND BATH AND SHOWER PRODUCTS. THE GROUP IS BASED AROUND LOCALLY WELL KNOWN BRANDS, WHICH HAVE STRONG POSITIONS AND DEEP ROOTS IN THE BATHROOM BUSINESS, AND IS WELL POSITIONED AS A LEADING EUROPEAN PROVIDER FOR BATHROOM SOLUTIONS.

IN 2003, SANITEC'S NET SALES AMOUNTED EUR 951.1 MILLION. THE GROUP EMPLOYS AROUND 7,300 PEOPLE, MAINLY IN EUROPE. THE 29 PRODUCTION PLANTS ARE ALSO LOCATED IN EUROPE WHEREAS THE SALES AND MARKETING NETWORK OPERATES WORLD-WIDE.
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                                                                 Page 2 of 2


THIS ANNOUNCEMENT DOES NOT CONTAIN OR CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR SUBSCRIBE FOR ANY SECURITIES OF LECICO AND SHOULD NOT BE RELIED UPON IN CONNECTION WITH ANY DECISION TO PURCHASE OR SUBSCRIBE FOR ANY SUCH SECURITIES.

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN OR INTO THE UNITED STATES OF AMERICA, CANADA, JAPAN OR TO U.S. PERSONS. THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE OR A SOLICITATION OF AN OFFER TO PURCHASE SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION. THE ORDINARY SHARES AND GDRS REFERRED TO HEREIN (THE "SECURITIES") HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS SUCH TERMS ARE DEFINED IN REGULATION S UNDER THE SECURITIES ACT) ABSENT REGISTRATION UNDER THE SECURITIES ACT OR AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION. THERE WILL BE NO PUBLIC OFFERING OF THE SECURITIES IN THE UNITED STATES.

STABILISATION / FSA.